UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2021

Illumina, Inc.
(Exact name of registrant as specified in its charter)

001-35406
(Commission File Number)

Delaware (State or other jurisdiction of incorporation)	33-0804655 (I.R.S. Employer Identification No.)
5200 Illumina Way, San Diego, CA 92122
(Address of principal executive offices) (Zip code)

(858) 202-4500
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common Stock, $0.01 par value	Trading Symbol(s) ILMN	Name of each exchange on which registered The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13a of the Exchange Act. ☐

Item 8.01.         Other Events.

As previously disclosed, on September 20, 2020, Illumina, Inc. (“Illumina”) entered into an Agreement and Plan of Merger (as amended on February 4, 2021 by the Amendment to the Agreement and Plan of Merger, the “Merger Agreement”) with SDG Ops, Inc., a Delaware corporation and direct, wholly owned subsidiary of Illumina, SDG Ops, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Illumina, and GRAIL, Inc., a Delaware corporation (“GRAIL”), pursuant to which, through two successive mergers, GRAIL will be acquired by Illumina (the “Transaction”).

As previously disclosed, as a result of the Transaction, each share of Class A Common Stock, par value $0.001 per share, Class B Common Stock, par value $0.001 per share, Series A Preferred Stock, par value $0.001 per share, Series B Preferred Stock, par value $0.001 per share, Series C Preferred Stock, par value $0.001 per share, and Series D Preferred Stock, par value $0.001 per share, of GRAIL (collectively, “GRAIL Stock”) issued and outstanding immediately prior to the effective time of the first merger (the “Effective Time”) (other than cancelled shares or dissenting shares) will be automatically converted into, at the holder’s election, either:

●
The right to receive (i) an amount in cash, without interest, equal to the amount obtained by dividing $3,500,000,000 plus the Aggregate Option Exercise Price (as defined below) by the GRAIL Fully Diluted Share Count (as defined in the Merger Agreement) (the “Cash Consideration”), plus (ii) a number of shares of common stock, par value $0.01 per share, of Illumina (the “Illumina Common Stock”) obtained by dividing the Aggregate Stock Consideration (as defined in the Merger Agreement) by the GRAIL Fully Diluted Share Count (the “Stock Consideration”), plus (iii) one contingent value right (a “CVR”) issued by Illumina, subject to and in accordance with the CVR Agreement (as defined in the Merger Agreement) (the “CVR Consideration”); or

●
The right to receive (i) the Cash Consideration, plus (ii) the Stock Consideration, plus (iii) a number of shares of Illumina Common Stock and/or an amount in cash, such number and/or amount to be determined by Illumina in its sole discretion (the “Alternative Consideration”).

On March 4, 2021, Illumina filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement (the “Prospectus Supplement”) to the prospectus dated February 9, 2021 contained in Illumina’s registration statement on Form S-4  (File No. 333- 250941) (as amended and supplemented, the “Registration Statement”), which was declared effective by the SEC on February 9, 2021. The Prospectus Supplement disclosed that, in accordance with the terms of the Merger Agreement, Illumina has set the Alternative Consideration at a number of shares of Illumina Common Stock obtained by dividing the Aggregate Alternative Consideration (as defined below) by the GRAIL Fully Diluted Share Count.

“Aggregate Option Exercise Price” means: the aggregate exercise price of all Company Stock Options (as defined in the Merger Agreement) that are outstanding as of immediately prior to the Effective Time.

“Aggregate Alternative Consideration” means:  (i) if the Average Illumina Stock Price (as defined below) is an amount greater than or equal to $280, then the Aggregate Alternative Consideration will be a number of shares of Illumina Common Stock equal to the quotient obtained by dividing (x) $850,000,000 by (y) the Average Illumina Stock Price or (ii) if the Average Illumina Stock Price is an amount less than $280, then the Aggregate Alternative Consideration shall be 3,035,714 shares of Illumina Common Stock.

“Average Illumina Stock Price” means:  the volume-weighted average trading price of a share of Illumina Common Stock on The NASDAQ Global Select Market over the twenty (20) consecutive trading day period ending on (and including) the trading day that is ten (10) trading days prior to the date of the Effective Time, rounded to four (4) decimal places.

No fractional shares of Illumina Common Stock will be issued in the Transaction, and GRAIL stockholders will receive cash in lieu of any fractional shares of Illumina Common Stock they otherwise would have been entitled to receive.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement filed as Exhibit 2.1 to Illumina’s Current Report on Form 8-K filed on September 21, 2020 and the Amendment to the Merger Agreement filed as Exhibit 2.1 to Illumina’s Current Report on Form 8-K filed on February 5, 2021, each of which is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed transaction, Illumina filed with the SEC the Registration Statement, which includes a prospectus with respect to Illumina’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL in connection with the proposed transaction.  The Registration Statement was declared effective by the SEC on February 9, 2021. Illumina may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or the Registration Statement or any other document which Illumina may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the consent solicitation statement/prospectus, and other documents filed with the SEC by Illumina through the website maintained by the SEC at www.sec.gov, through Illumina’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Illumina’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of Illumina’s common stock and on Illumina’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of Illumina to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and Illumina’s ability to develop and commercialize, GRAIL’s products, (ix) the risk that disruptions from the proposed transaction will harm Illumina’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the consent solicitation statement/prospectus that is included in the Registration Statement, as well as in Illumina’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the consent solicitation statement/prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Illumina’s financial condition, results of operations, credit rating or liquidity.  Illumina does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 4, 2021

ILLUMINA, INC.

By:	/s/ Charles E. Dadswell
	Name:	Charles E. Dadswell
	Title:	Senior Vice President, General Counsel and Secretary